THE ADVISORS' INNER CIRCLE FUND

SAROFIM EQUITY FUND
SEPTEMBER 30, 2025
(Unaudited)

SCHEDULE OF INVESTMENTS
COMMON STOCK†† — 99.8%

	Shares	Value
Canada — 1.1%		
Industrials — 1.1%		
Canadian Pacific Kansas City	13,005	$ 968,743
France — 2.5%		
Consumer Discretionary — 2.5%		
LVMH Moet Hennessy Louis Vuitton ADR	18,315	2,240,108
Netherlands — 2.6%		
Information Technology — 2.6%		
ASML Holding, Cl G	2,455	2,376,661
Taiwan — 3.2%		
Information Technology — 3.2%		
Taiwan Semiconductor Manufacturing ADR	10,180	2,843,172
United Kingdom — 2.1%		
Industrials — 2.1%		
BAE Systems ADR	17,030	1,902,592
United States — 88.3%		
Communication Services — 9.4%		
Alphabet, Cl C	22,675	5,522,496
Meta Platforms, Cl A	4,100	3,010,958
		8,533,454
Consumer Discretionary — 10.5%		
Amazon.com *	25,615	5,624,286
Home Depot	2,955	1,197,336
Marriott International, Cl A	4,135	1,076,919
McDonald's	5,213	1,584,179
		9,482,720
Consumer Staples — 3.4%		
Coca-Cola	12,787	848,034
Philip Morris International	8,340	1,352,748

THE ADVISORS' INNER CIRCLE FUND

SAROFIM EQUITY FUND
SEPTEMBER 30, 2025
(Unaudited)

COMMON STOCK†† — continued

	Shares	Value
United States — (continued)		
Consumer Staples — (continued)		
Procter & Gamble	5,590	$ 858,903
		3,059,685
Energy — 2.6%		
Chevron	7,432	1,154,115
Enterprise Products Partners	20,970	655,732
Exxon Mobil	4,865	548,529
		2,358,376
Financials — 16.0%		
Berkshire Hathaway, Cl B *	1,699	854,155
BlackRock Funding	2,220	2,588,231
CME Group, Cl A	3,155	852,449
Intercontinental Exchange	5,970	1,005,826
Mastercard, Cl A	5,040	2,866,803
Progressive	6,090	1,503,926
S&P Global	4,508	2,194,089
Visa, Cl A	7,480	2,553,522
		14,419,001
Health Care — 8.1%		
Abbott Laboratories	9,465	1,267,742
Eli Lilly	1,880	1,434,440
Intuitive Surgical *	6,545	2,927,120
UnitedHealth Group	4,880	1,685,064
		7,314,366
Industrials — 6.1%		
Automatic Data Processing	3,155	925,993
Broadridge Financial Solutions	2,755	656,158
Deere	2,625	1,200,307
Eaton	3,200	1,197,600
Old Dominion Freight Line	5,690	801,038
Verisk Analytics, Cl A	3,095	778,423
		5,559,519
Information Technology — 29.9%		
Adobe *	1,925	679,044
Apple	20,186	5,139,961
Intuit	4,220	2,881,880
Microsoft	14,785	7,657,891
NVIDIA	40,350	7,528,503
ServiceNow *	1,645	1,513,861

THE ADVISORS' INNER CIRCLE FUND

SAROFIM EQUITY FUND
SEPTEMBER 30, 2025
(Unaudited)

COMMON STOCK†† — continued

	Shares		Value
United States — (continued)			
Information Technology — (continued)			
Texas Instruments	9,011	$	1,655,591
			27,056,731
Materials — 1.0%			
Sherwin-Williams	2,615		905,470
Real Estate — 1.3%			
CoStar Group *	13,495		1,138,573
			79,827,895
TOTAL COMMON STOCK			
(Cost $37,012,160)			90,159,171
SHORT-TERM INVESTMENT(A) — 0.2%			
First America Government Obligations Fund, Cl X,			
4.050% (Cost $204,667)	204,667		204,667
TOTAL INVESTMENTS— 100.0%			
(Cost $37,216,827)		$	90,363,838

Percentages are based on Net Assets of $90,314,996.

††   *More narrow industries are used for compliance purposes, whereas broad sectors are utilized for reporting purposes.*

*   *Non-income producing security.*
(A)   *Rate shown is the 7-day effective yield as of September 30, 2025.*

ADR — American Depositary Receipt
Cl — Class

SAR-QH-001-2400